Peter B. Sayre Senior Vice President and Controller
213 Washington Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

April 29, 2009

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F. Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. Definitive Proxy Statement on Schedule 14A, filed March 20, 2009 Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 001-13958

Dear Mr. Rosenberg:

I am writing in response to your letter, dated April 16, 2009, addressed to Richard J. Carbone, setting forth comments of the Staff of the Securities and Exchange Commission on the Definitive Proxy Statement on Schedule 14A filed on March 20, 2009 and the 2008 Annual Report on Form 10-K of Prudential Financial, Inc. (the “Company”).

Please note that as discussed with Frank Wyman, Staff Accountant, the Company intends to respond to the six comments relating to the 2008 Annual Report on Form 10-K by Friday, May 1, 2008. To allow for appropriate reviews, the Company intends to respond to the two questions relating to the Definitive Proxy Statement by mid-May.

Please call me at the above number if you have any questions.

Very truly yours,

/S/ PETER B. SAYRE

Peter B. Sayre
Senior Vice President and Controller
(Principal Accounting Officer)